Exhibit 23.2

July 8, 2021

Consent of Weir International, Inc.

Weir International, Inc., as independent mining engineers and geologists, hereby consents to the incorporation by reference in this Registration Statement on Form S-1 by Ramaco Resources, Inc. (the “Company”) of information contained in our reserves and resource studies relating to the proven and probable coal reserves of the Company’s Berwind, RAM Mine, Knox Creek and Elk Creek properties in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (and any amendments thereto) and incorporated by reference in the Company’s Registration Statement on Form S-1 (Registration No. 333-257166), as amended (the “Initial Registration Statement”). We also consent to the reference to Weir International, Inc. in the Initial Registration Statement, incorporated by reference in this Registration Statement.

Weir International, Inc.
/s/ Fran X. Taglia
Fran X. Taglia
President